SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM T-3/A

Amendment No. 4

APPLICATION FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Angiotech Pharmaceuticals (US), Inc.

(Issuer)

Angiotech Pharmaceuticals, Inc.

American Medical Instruments Holdings, Inc.

Angiotech America, Inc.

Angiotech BioCoatings Corp.

Angiotech International Holdings, Corp.

B.G. Sulzle, Inc.

Manan Medical Products, Inc.

Medical Device Technologies, Inc.

Quill Medical, Inc.

Surgical Specialties Corporation

(Guarantors)

1618 Station Street

Vancouver, BC, Canada, V6A 1B6

Attention: General Counsel

With a copy to:

Irell & Manella LLP

1800 Avenue of the Stars

Suite 900

Los Angeles, California 90067

Attention: Gregory B. Klein, Esq.

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

Title of Class	Amount
9% Senior Notes due 2016	Up to $229,500,000[1]

Approximate date of proposed exchange offer:

as soon as practicable after the date of this Application

Name and address of agent for service:

Jay Dent

1618 Station Street

Vancouver, BC, Canada, V6A 1B6

[1]

The actual aggregate principal amount of 9% Senior Notes Due 2016 to be issued under the New Notes Indenture may be less and depends upon the aggregate amount of Senior Floating Rate Notes due 2013 that are exchanged in the Exchange Offer. Additional notes may be issued under the Indenture from time to time after completion of the Exchange Offer.

EXPLANATORY NOTE

This Amendment No. 4 (this “Fourth Amendment”) to the Form T-3, filed with the Securities and Exchange Commission on July 3, 2012 (File No. 022-28974), as amended by the First Amendment, filed with the Securities and Exchange Commission on July 10, 2012 (File No. 022-28974), the Second Amendment, filed with the Securities Exchange Commission on July 27, 2012 (File No. 022-28974) and the Third Amendment, filed with the Securities and Exchange Commission on August 9, 2012 (File No. 022-28974), is being filed by the Applicants solely to delete in its entirety the introductory paragraph of the Third Amendment containing a request for effectiveness and replace such paragraph with the following:

“The Applicants hereby amend this Application on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act, may determine upon written request of the Applicants.”

This Fourth Amendment is not intended to amend or delete any other part of the Form T-3, the First Amendment, the Second Amendment or the Third Amendment. All other information set forth in the Form T-3, the First Amendment, the Second Amendment and the Third Amendment is unchanged and has been omitted from this Fourth Amendment. Any capitalized terms used herein without definition have the meanings ascribed thereto in the Form T-3.

CONTENTS OF APPLICATION

This Application comprises:

(a) Pages numbered 1 to 6, consecutively.

(b) The statement of eligibility and qualification of the trustee under the Indenture to be qualified, included as Exhibit 25.1 to the Form T-3.

(c) The following exhibits:

Exhibit Number	Description

Exhibit T3A-1	Amended and Restated Articles of Angiotech Pharmaceuticals (US), Inc.*

Exhibit T3A-2	Certificate of Incorporation of Angiotech Pharmaceuticals, Inc.*

Exhibit T3A-3	Amended and Restated Certificate of Incorporation of American Medical Instruments Holdings, Inc.*

Exhibit T3A-4	Articles of Incorporation of Angiotech America, Inc.*

Exhibit T3A-5	Restated Certificate of Incorporation of Angiotech BioCoatings Corp.*

Exhibit T3A-6	Certificate of Amalgamation of Angiotech International Holdings, Corp.*

Exhibit T3A-7	Certificate of Incorporation of B.G. Sulzle, Inc.*

Exhibit T3A-8	Amended and Restated Certificate of Incorporation of Manan Medical Products, Inc.*

Exhibit T3A-9	Certificate of Incorporation of Medical Device Technologies, Inc.*

Exhibit T3A-10	Restated Certificate of Incorporation of Quill Medical, Inc.*

Exhibit T3A-11	Certificate of Incorporation of Surgical Specialties Corporation.*

Exhibit T3B-1	Bylaws of Angiotech Pharmaceuticals (US), Inc.*

Exhibit T3B-2	Articles of Angiotech Pharmaceuticals, Inc.*

Exhibit T3B-3	Amended and Restated By-laws of American Medical Instruments Holdings, Inc.*

Exhibit T3B-4	By-laws of Angiotech America, Inc.*

Exhibit T3B-5	By-laws of Angiotech BioCoatings Corp.*

Exhibit T3B-6	Order of Amalgamation of Angiotech International Holdings, Corp.*

Exhibit T3B-7	By-laws of B.G. Sulzle, Inc.*

Exhibit T3B-8	Amended and Restated By-laws of Manan Medical Products, Inc.*

Exhibit Number	Description

Exhibit T3B-9	By-laws of Medical Device Technologies, Inc.*

Exhibit T3B-10	Bylaws of Quill Medical, Inc.*

Exhibit T3B-11	By-laws of Surgical Specialties Corporation.*

Exhibit T3C	Form of Indenture for the New Notes.****

Exhibit T3D	Not applicable.

Exhibit T3E-1	Offering Memorandum and Consent Solicitation Statement dated July 3, 2012.*

Exhibit T3E-2	Letter of Transmittal and Consent dated July 3, 2012.*

Exhibit T3E-3	Letter to Brokers, Securities Dealers, Commercial Banks, Trust Companies and other Nominees dated July 3, 2012.*

Exhibit T3E-4	Letter to Clients dated July 3, 2012.*

Exhibit T3E-5	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

Exhibit T3E-6	Supplement dated July 9, 2012 to the Offering Memorandum and Consent Solicitation Statement dated July 3, 2012.**

Exhibit T3E-7	Supplement No. 2 dated July 27, 2012 to the Offering Memorandum and Consent Solicitation Statement dated July 3, 2012, as supplemented on July 9, 2012.***

Exhibit T3E-8	Supplement No. 3 dated August 8, 2012 to the Offering Memorandum and Consent Solicitation Statement dated July 3, 2012, as supplemented on July 9, 2012 and July 27, 2012.****

Exhibit T3F	Cross reference sheet showing the location in the New Notes Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act.****

Exhibit 25.1	Statement of eligibility and qualification of the trustee on Form T-1.*

Exhibit 25.2	Organizational Chart of Angiotech Pharmaceuticals, Inc.*

*	Previously filed with the Form T-3.
**	Previously filed with the First Amendment.
***	Previously filed with the Second Amendment.
****	Previously filed with the Third Amendment.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act, the Applicants have duly caused this Application to be signed on each of their behalves by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, Canada, on the 10th day of August, 2012.

ANGIOTECH PHARMACEUTICALS (US), INC.

By:	/s/ K. Thomas Bailey
Name:	K. Thomas Bailey
Title:	President

ANGIOTECH PHARMACEUTICALS, INC.

By:	/s/ K. Thomas Bailey
Name:	K. Thomas Bailey
Title:	Chief Executive Officer & President

AMERICAN MEDICAL INSTRUMENTS HOLDINGS, INC.

By:	/s/ K. Thomas Bailey
Name:	K. Thomas Bailey
Title:	President

ANGIOTECH AMERICA, INC.

By:	/s/ K. Thomas Bailey
Name:	K. Thomas Bailey
Title:	President

ANGIOTECH BIOCOATINGS CORP.

By:	/s/ K. Thomas Bailey
Name:	K. Thomas Bailey
Title:	President

ANGIOTECH INTERNATIONAL HOLDINGS, CORP.

By:	/s/ K. Thomas Bailey
Name:	K. Thomas Bailey
Title:	Authorized Signatory

B.G. SULZLE, INC.

By:	/s/ K. Thomas Bailey
Name:	K. Thomas Bailey
Title:	President

MANAN MEDICAL PRODUCTS, INC.

By:	/s/ K. Thomas Bailey
Name:	K. Thomas Bailey
Title:	President

MEDICAL DEVICE TECHNOLOGIES, INC.

By:	/s/ K. Thomas Bailey
Name:	K. Thomas Bailey
Title:	President

QUILL MEDICAL, INC.

By:	/s/ K. Thomas Bailey
Name:	K. Thomas Bailey
Title:	President

SURGICAL SPECIALTIES CORPORATION

By:	/s/ K. Thomas Bailey
Name:	K. Thomas Bailey
Title:	President

Attest:	/s/ Carrie Oughton
Name:	Carrie Oughton
Title:	Executive Assistant